Exhibit (d)(6)

PROJECT LEXINGTON

PROPOSED EMPLOYMENT AND EQUITY TERMS

LES MORGENSTEIN (CEO, ALLOY ENTERTAINMENT)

GENERAL TERMS

Title	• CEO, Alloy Entertainment

Base Salary	• $800,000

Bonus Opportunity

•        For fiscal year 2010, the cash bonus payable to Executive will be such that Executive’s total cash compensation (base salary plus bonus) for such year will be equal to the product of (i) 50% of the Growth Percentage of Alloy Entertainment’s Target EBITDA, multiplied by (ii) Executive’s base salary. The “Growth Percentage” is determined as the “Growth Amount” divided by Target EBITDA. The “Growth Amount” is the incremental EBITDA above Target EBITDA. Target EBITDA for fiscal year 2010 is $4,209,000.[1]

•        For fiscal year 2011, the target bonus shall be $200,000. For fiscal years thereafter, the target bonus shall be determined by the board of directors (the “Board”) of AI (the “Company”); provided, that such target bonus will not be less than $200,000 so long as the Budget for such fiscal year is equal to or greater than the prior fiscal year’s Budget. The determination of the actual bonus payable to Executive will be made by the Board subject to the following: 50% of the target bonus amount will be paid for achieving 90% of the Budget; 100% of target bonus for achieving 100% of the Budget (with the amount of such bonus payable determined on pro rata sliding scale if level of achievement is between 90% and 100%). An additional bonus may be paid for achievement of the Budget between 100% and 120%, with such additional bonus amount to be determined on a pro rata sliding scale from $0 up to a maximum of $200,000 if the level of achievement of the Budget is 120%. The “Budget” is defined as the targeted EBITDA of Alloy Entertainment for such fiscal year less capital expenditures.

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For example: if Target EBITDA = $4.2M and actual EBITDA is $4.62M for a Growth Amount of $420,000 then the Growth Percentage is equal to 10% ($420K/$4.2M), Executive’s bonus would be such that his total cash compensation will grow 5% (50% of 10%) over base salary. 5% of $800,000 = $40,000.

EQUITY COMPENSATION

Equity Grant

Grant 2.5% of the fully diluted equity of the Company as options[2], profits interests or equivalent equity instruments (the “Company Equity”); 45% will be time-based vesting and 55% will be performance-based vesting.

Vesting of time-based Company Equity:

•        3 years (1/3 on each anniversary of the grant date);

•        Fully vests upon a change in control of the Company.

Vesting of performance-based Company Equity:

•        35% will vest if there is change of control that results in a 2.5x cash on cash return on ZM’s cash investment (all calculated after giving effect to the vesting)

•        20% will vest if there is change of control that results in a 3.5x cash on cash return on ZM’s cash investment (all calculated after giving effect to the vesting)

Profits Interest

Executive will also be granted an additional award of 0.5% of the fully diluted equity of the Company (the “Additional Equity”), structured as a “profits interest” for partnership purposes that will participate in incremental profits over and above the profits necessary for ZM to achieve a 2.5x cash on cash return on its cash investment; 50% will be time-based vesting and 50% will be performance-based vesting.

Vesting of time-based Additional Equity:

•        3 years (1/3 on each anniversary of the grant date);

•        Fully vests upon a change in control of the Company.

Vesting of performance-based Additional Equity:

•        30% will vest if there is change of control that results in a 2.5x cash on cash return on ZM’s cash investment (all calculated after giving effect to the vesting)

•        20% will vest if there is change of control that results in a 3.5x cash on cash return on ZM’s cash investment (all calculated after giving effect to the vesting)

Treatment of Equity upon (Termination

Time-based Company Equity and Additional Equity:

•        Unvested Company Equity and unvested Additional Equity is forfeited upon termination of Executive’s employment for any reason

Performance-based Company Equity and Additional Equity:

•        Will vest after Executive’s termination only if the applicable performance goal described herein is achieved within the 3 month period following the date of such termination

Rollover	It is a condition to the grant of the Company Equity and the Additional Equity, as well as the equity awards described in the term sheet attached to the Consent to Restricted Stock Cancellation Letter dated as of June 21, 2010, that Executive consent to the cancellation of his unvested restricted stock in connection with the merger. If the merger does not close, Executive’s unvested restricted stock will not be canceled and the Company Equity and the Additional Equity will not be granted.

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If the Company Equity is structured as options, then Executive will have the ability to net exercise. Options will have a life of 10 years unless otherwise terminated earlier pursuant to its terms. Upon termination of employment, vested options shall remain exercisable for 12 months following termination for death or disability (3 months following termination for any other reason) but not remain exercisable following termination for “cause”.

Management Stockholders Agreement	All Company Equity and Additional Equity issued to or held by Executive, including, if applicable, any shares held following the exercise of any option (the “Management Shares”) will be subject to a Management Stockholders Agreement, which will provide for call rights and drag-along rights

RESTRICTIVE COVENANTS

Confidentiality	Perpetual.

Ownership of IP	Work product belongs to the Company.

Non-competition and non-solicitation	1 year non-compete and a 1 year employee and customer non-solicit provision post-termination.

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